Exhibit 99.105

Skeena Closes Transaction to Acquire 100% of Eskay Creek

Vancouver, BC (October 5, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that it has closed the previously announced transaction with Barrick Gold Corporation’s wholly-owned subsidiary, Barrick Gold Inc. (“Barrick”). Skeena now owns 100% of the Eskay Creek gold-silver project (“Eskay Creek”) located in the Golden Triangle of northwest British Columbia, Canada.

At closing, Barrick was issued units of Skeena comprised of an aggregate: (i) 22.5 million common shares of Skeena; and (ii) warrants representing the right to acquire an additional 11.25 million common shares of Skeena. On the closing of the transaction, as at today, Barrick holds a total of 24,075,000 common shares of Skeena, or 12.4% of Skeena’s currently issued and outstanding common shares.

For further details regarding the transaction, please refer to the Company’s press releases dated August 4, 2020 and July 6, 2020.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.